i-80

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒       Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐       Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________

Commission File Number __________________

i-80 Gold Corp.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

5190 Neil Road

Suite 460

Reno, NV 89502

(807) 346-1390
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common shares, no par value	IAUX	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐   Annual Information Form ☐   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
☐  Yes  ☐   No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

i-80 Gold Corp. (“we”, “us”, “our”, the “Company” or the “Registrant”) is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F (“Registration Statement”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

 This Registration Statement, including the Exhibits incorporated by reference into this Registration Statement, contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "guidance", "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements contained in this Registration Statement speak only as of the date of this Registration Statement or as of the date or dates specified in such statements. Forward-looking statements in this Registration Statement include, but are not limited to, statements with respect to:

•	future objectives of the Corporation and strategies to achieve those objectives;
•	future financial or operating performance of the Corporation;
•	targeted milestones for the Corporation's mineral properties and projects;
•	expectations, strategies and plans for the Corporation's mineral properties and projects, including with respect to mineral reserve and mineral resource estimates and the quantity and quality thereof, expected mine life, development schedule, production, capital and operating cost estimates, availability of capital for development and overall financial analyses;
•	supply and demand for gold and silver;
•	estimation and realization of mineral resources;
•	timing of exploration and development projects;
•	costs, timing and location of future drilling;
•	results of future exploration and drilling and estimated completion dates for certain milestones;
•	the ability of the Corporation to obtain and maintain all government approvals, permits and third party consents in connection with the Corporation's activities;
•	government regulation of mining operations;

•	evolution and economic performance of development projects;
•	timing of geological and/or technical reports;
•	future strategic plans;
•	operating and exploration budgets and targets;
•	continuity of a favorable gold market;
•	contractual commitments;
•	environmental and reclamation expenses;
•	continuous availability of required manpower;
•	continuous access to capital markets; and
•	any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

•	risks normally incidental to the nature of mineral exploration, development and mining;
•	exploration programs not resulting in profitable commercial mining operations;
•	general business, social, economic, political, regulatory and competitive uncertainties;
•	the actual results of current mining operations and development activities;
•	operating and/or project delays or interruptions;
•	capital requirements, including increases in operating and capital costs;
•	debt and liquidity risks;
•	the uncertainty of mineral resource estimates;
•	mineral resources not having demonstrated economic viability;
•	risks associated with the construction and start-up of new mines;
•	fluctuating commodity prices;

•	failure to develop the Corporation's mineral projects;
•	failure to operate independently;
•	risks associated with inaccurate capital and operational costs estimates;
•	risks related to future production estimates and guidance, if any;
•	dependence on key personnel, including key employees, directors and senior management;
•	reliance on third parties;
•	financial statements may not reflect the Corporation's financial position, results of operations or cash flows in the future;
•	risks related to the failure or breach of network systems or other digital technologies;
•	there being no assurance of title to mineral projects;
•	the Corporation's activities being subject to extensive governmental regulation;
•	risks related to health epidemics and outbreak of communicable diseases, such as the current outbreak of the novel coronavirus, COVID-19;
•	maintenance or provision of infrastructure;
•	tax matters;
•	information technology;
•	risks associated with obtaining or complying with all required permits and licenses;
•	environmental regulations and potential liabilities;
•	reclamation requirements;
•	insurance and uninsured risks;
•	competition from other mining businesses;
•	the Corporation's failure to select appropriate acquisition targets;
•	undisclosed risks and liabilities relating to the Granite Creek Acquisition (as defined below);
•	not realizing the anticipated benefits of the Granite Creek Acquisition;
•	undisclosed risks and liabilities relating to the Ruby Hill Acquisition (as defined below);

•	not realizing the anticipated benefits of the Ruby Hill Acquisition;
•	undisclosed risks and liabilities relating to the Asset Exchange (as defined below);
•	not realizing the anticipated benefits of the Asset Exchange;
•	conflicts of interest;
•	non-compliance with ESTMA;
•	disputes with third parties;
•	reputational risks;
•	reliance on transition services;
•	weather and climate change risks;
•	ability to access resources and materials, including water rights;
•	land payments relating to mineral properties and projects;
•	risks associated with having significant shareholders and contractual obligations with respect thereto;
•	international conflict, such as the current Russia-Ukraine conflict;
•	the Corporation's ability to produce accurate and timely financial statements;
•	volatility of the trading price of the common shares of the Corporation (the "Common Shares");
•	dilution and future sales of the Common Shares;
•	decline in price of the Common Shares;
•	the Corporation's lack of history of earnings;
•	failure of plant, equipment or processes to operate as anticipated;
•	the Corporation's failure to comply with laws and regulations or other regulatory requirements; and
•	the accuracy of forward-looking statements and forecast financial information,

as well as those additional risk factors listed in the "Risk Factors" section of the Annual Information Form (“AIF”) attached as Exhibit 99.92 hereto. Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to below in the AIF under the heading "Risk Factors" and elsewhere herein. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Registration Statement. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:

•	favorable equity and debt capital markets;
•	the supply and demand for, and the level and volatility of, future gold and silver prices;
•	operating and capital costs;
•	the Corporation's ability to raise any necessary additional capital on reasonable terms to advance the development of its projects and pursue planned exploration;
•	the economy and the mining industry in general;
•	the accuracy of the Corporation's mineral reserve and mineral resource estimates and the geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and mineral resources) and operational and price assumptions on which the mineral reserve and resource estimates are based;
•	permitting, development and operations are consistent with the Corporation's expectations;
•	no unforeseen changes in the legislative and operating framework for the Corporation occur;
•	the accuracy of budgeted exploration and development costs and expenditures;
•	foreign exchange rates;
•	plant and equipment work as anticipated;
•	no unusual geological or technical problems occur;
•	the receipt of any necessary regulatory approvals;
•	the Corporation's ability to attract and retain skilled staff;
•	prices and availability of equipment;
•	the ability of contracted parties to provide goods and/or services on a timely basis or at all; and
•	no significant events occur outside of the Corporation's normal course business.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.111, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Company has filed or will file certain consents as Exhibit 99.112 through Exhibit 99.126.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Company hereby incorporates the section entitled “Description of Share Capital” from the Annual Information Form attached as Exhibit 99.92 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements are discussed in the Management's Discussion and Analysis included as Exhibit 99.91 to this Registration Statement on Form 40-F, incorporated herein by reference.

CONTRACTUAL AND OTHER OBLIGATIONS

The information provided under the heading “Commitments and Contingencies” in the Management’s Discussion and Analysis included as Exhibit 99.91 to this Registration Statement on Form 40-F, is incorporated herein by reference.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the SEC a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

i-80 GOLD CORP.

/s/ Ryan Snow
Name: Ryan Snow
Title: Chief Financial Officer
Date: May 6, 2022

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description
99.1	Report of Exempt Distribution dated March 29, 2021
99.2	Notice of Articles of i-80 Gold Corp. dated November 10, 2020
99.3	News Release dated April 12, 2021
99.4	News Release dated April 13, 2021
99.5	Plan of Arrangement among Premier Gold Mines Limited, i-80 Gold Corp. and Equinox Gold Corp.
99.6	Technical Report titled “Getchell Project NI 43-101 Technical Report” dated January 22, 2021 (effective date July 23, 2020) (filed on SEDAR on April 13, 2021)
99.7	News Release Dated May 5, 2022
99.8	Technical Report titled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada” dated January 25, 2021 (effective date January 1, 2021) (filed on SEDAR on April 13, 2021)
99.9	Information Statement of i-80 Gold Corp. dated January 25, 2021
99.10	News Release dated April 15, 2021
99.11	Arrangement Agreement among Equinox Gold Corp., Premier Gold Mines Limited and i-80 Gold Corp. dated December 16, 2020
99.12	Warrant Indenture among i-80 Gold Corp. and TSX Trust Company dated March 18, 2021
99.13	Support Agreement between i-80 Gold Corp. and Equinox Gold Corp. dated April 7, 2021
99.14	Membership Interest Purchase Agreement among Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, LLC, Premier Gold Mines USA, Inc. and Premier Gold Mines Limited dated August 10, 2020
99.15	Amendment No. 1 to Membership Interest Purchase Agreement among Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, LLC, Premier Gold Mines USA, Inc. and Premier Gold Mines Limited dated December 16, 2020
99.16	Material change report dated April 16, 2021
99.17	News Release dated April 21, 2021
99.18	Early Warning Report dated April 22, 2021
99.19	Consolidated Financial Statements of Premier Gold Mines USA Inc. as of December 31, 2020
99.20	Audited Consolidated Financial Statements for the period ended December 31, 2020
99.21	Management’s Discussion and Analysis of Premier Gold Mines USA Inc. for the year ended December 31, 2020
99.22	Management’s Discussion and Analysis for the period ended December 31, 2020
99.23	Annual Information Form for the year ended December 31, 2020 dated April 27, 2021
99.24	Notice of Change in Corporate Structure dated April 30, 2021
99.25	News Release dated May 4, 2021
99.26	Unaudited Condensed Consolidated Interim Statements of Premier Gold Mines USA Inc. for the three months ended March 31, 2021
99.27	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2021
99.28	Management's Discussion and Analysis of Premier Gold Mines USA Inc. for the three months ended March 31, 2021

99.29	Management's Discussion and Analysis for the three months ended March 31, 2021
99.30	News Release dated May 12, 2021
99.31	News Release dated May 19, 2021
99.32	News Release dated May 27, 2021
99.33	Early Warning Report dated May 27, 2021
99.34	Alternative Monthly Report dated June 10, 2021
99.35	News Release dated June 16, 2021
99.36	News Release dated July 29, 2021
99.37	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021
99.38	Management's Discussion and Analysis for the three and six months ended June 30, 2021
99.39	Certification of Interim Filings in connection with filing of Management's Discussion and Analysis and Financial Statements by CFO dated August 10, 2021
99.40	Certification of Interim Filings in connection with filing of Management's Discussion and Analysis and Financial Statements by CEO dated August 10, 2021
99.41	News Release dated August 10, 2021
99.42	News Release dated August 26, 2021
99.43	News Release dated September 3, 2021
99.44	News Release dated September 7, 2021
99.45	Exchange Agreement among Nevada Gold Mines LLC, Goldcorp Dee LLC, Au-Reka Gold LLC and i-80 Gold Corp. dated September 3, 2021
99.46	Membership Interest Purchase Agreement among Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, LLC, Premier Gold Mines USA, Inc. and i-80 Gold Corp. dated September 3, 2021
99.47	Material Change Report dated September 10, 2021
99.48	News Release dated September 14, 2021
99.49	News Release dated October 8, 2021
99.50	News Release dated October 14, 2021
99.51	News Release dated October 15, 2021
99.52	News Release dated October 18, 2021
99.53	Early Warning Report dated October 18, 2021
99.54	News Release dated Oct 21, 2021
99.55	Technical Report titled “Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada” dated October 21, 2021 (effective date July 30, 2021) (filed on SEDAR on October 22, 2021)
99.56	News Release dated October 22, 2021
99.57	Report of Exempt Distribution dated May 22, 2021
99.58	News Release dated October 28, 2021
99.59*	Technical Report titled “Preliminary Economic Assessment NI 43-101 Technical Report” dated November 8, 2021 (effective date May 4, 2021) (filed on SEDAR on November 9, 2021)
99.60	News Release dated November 9, 2021
99.61	News Release dated November 9, 2021
99.62	Certification of Interim Filings in connection with filing of Management's Discussion and Analysis and Financial Statements by CFO dated November 9, 2021
99.63	Certification of Interim Filings in connection with filing of Management's Discussion and Analysis and Financial Statements by CEO dated November 9, 2021

99.64	Management’s Discussion and Analysis for the three and nine months ended September 30 30, 2021
99.65	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021
99.66	News Release dated November 16, 2021
99.67	News Release dated November 22, 2021
99.68	News Release dated December 8, 2021
99.69	Early Warning Report dated December 8, 2021
99.70	Alternative Monthly Report dated December 9, 2021
99.71	News Release dated December 10, 2021
99.72	News Release dated December 14, 2021
99.73	News Release dated December 14, 2021
99.74	Early Warning Report dated December 15, 2021
99.75	Material Change Report dated December 20, 2021
99.76	News Release dated January 10, 2022
99.77	News Release dated January 12, 2022
99.78	News Release dated January 20, 2022
99.79	News Release dated January 26, 2022
99.80	News Release dated February 2, 2022
99.81	News Release dated February 8, 2022
99.82	News Release dated February 23, 2022
99.83	Articles of i-80 Gold Corp. dated November 10, 2020
99.84	News Release dated March 7, 2022
99.85	Notice of the meeting and record date, dated March 7, 2022
99.86	News Release dated March 9, 2022
99.87	ON form 13-502F1 (Class 1 and 3B Reporting Issuers - Participation Fee) dated March 28, 2022
99.88	Audited Annual Financial Statements for the period ended December 31, 2021 dated March 28, 2022
99.89	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee) dated March 28, 2022
99.90	News Release dated March 28, 2022
99.91	Management's Discussion and Analysis for the period ended December 31, 2021 dated March 28, 2022
99.92	Annual Information Form for FY ending December 31, 2021 dated March 30, 2022
99.93	52-109F1 - Certification of annual filings - CFO (E) dated March 30, 2022
99.94	52-109F1 - Certification of annual filings - CEO (E) dated March 30, 2022
99.95	News Release dated April 6, 2022
99.96	Alternative monthly report dated April 8, 2022
99.97	News Release dated April 13, 2022
99.98	Voting instruction form dated April 18, 2022
99.99	Request for financial statements dated April 18, 2022
99.100	Notice of meeting dated April 18, 2022
99.101	Management Information Circular for the Annual Meeting of the Shareholders to be held on May 10, 2022, dated April 11, 2022
99.102	Form of Proxy - dated April 18, 2022
99.103	News Release dated April 20, 2022
99.104	News Release dated April 27, 2022
99.105	News Release dated May 3, 2022

99.106	Convertible Credit Agreement between i-80 Gold Corp. and Sprott Hathaway Special Situations Fund Master Fund LP. dated December 10, 2021
99.107	Purchase and Sale Agreement (Silver) between i-80 Gold Corp. and OMF Fund III (HG) Ltd. dated December 13, 2021
99.108	Gold Prepay Purchase and Sale Agreement between i-80 Gold Corp. and OMF FUND III (HG) Ltd. dated December 13, 2021
99.109	Convertible Credit Agreement between i-80 Gold Corp. and OMF FUND III (F) Ltd. dated December 13, 2021
99.110	FIRST AMENDING AGREEMENT dated April 12, 2022 between i-80 Gold Corp. and OMF FUND III (HG) Ltd. Gold Prepay Purchase and Sale Agreement
99.111	Amended and Restated Offtake Agreement between i-80 Gold Corp. and OMF Fund II and OMF Fund III (CR) Ltd. dated December 13, 2021
99.112*	NI 43-101 Technical Report on "2021 Ruby Hill Mineral Resource Estimate Eureka County, Nevada, USA" (effective date 31 July 2021)
99.113	Consent of Grant Thornton LLP
99.114*	Consent of Dagny Odell, P.E.
99.115*	Consent of Laura Symmes, RM-SME
99.116*	Consent of Tommaso Roberto Raponi, P.Eng.
99.117*	Consent of Dr. Paul Greenhill FAusIMM (CP)
99.118*	Consent of Dinara Nussipakynova, P.Geo.
99.119*	Consent of Terre A. Lane, MMSA-QP, RM-SME
99.120*	Consent of Dr. J. Todd Harvey, Ph.D., P.E., RM-SME
99.121*	Consent of Richard D. Moritz, MMSA-QP
99.122*	Consent of Dr. Hamid Samari, Ph.D., MMSA-QP
99.123*	Consent of J. Larry Breckenridge, P.E.
99.124*	Consent of Dr. Abani R. Samal, Ph.D., RM-SME
99.125*	Consent of Raymond H. Walton, B.Tech., P.Eng.
99.126*	Consent of Tim George, P.E.
99.127*	Consent of Wood Canada Limited

*to be filed be amendment